Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Cooperation Agreement with Hemei Auto Holdings Co. Ltd.

HANGZHOU, China, June 29, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announces the Company’s operating entity Zhejiang Jiuzi New Energy Vehicles Co. Ltd. (“Jiuzi New Energy”) entered into a strategic cooperation agreement with Hemei (Zhejiang) Auto Holdings Co. Ltd. (“Hemei Auto”) on June 2 in Yuyao, of China’s Ningbo City.

Pursuant to the agreement, Jiuzi New Energy and Hemei Auto will strive to seek bilateral gains via resources sharing to jointly develop smart logistics system and new city logistics business models that pivot clean, green, safe and efficient logistics services amid robust growth opportunities in this industry. Hemei Auto will first provide to Jiuzi New Energy 2,000 intelligent light-weight delivery vehicles, which will be sold through Jiuzi New Energy’s stores in the Zhejiang province. These innovative vehicles are designed to ensure deliveries to arrive at customers’ doorsteps instead of the nearest pick-up station, resolving several problems arising out of the “final one-kilometer” dilemma that has long plagued delivery services in most urban cities.

Mr. Shuibo Zhang, CEO, Director and Chairman of the Company commented: “We are dedicated to the retail business of new energy vehicles aiming to become the pioneer of the industry. Our successful IPO also turned the Company into one of the first publicly listed Chinese companies in this sector on the U.S. capital market. We empower new energy vehicle brands through our well-rooted online and offline sales channels, and our goal is to establish a powerful retail network for new energy cars by building an ecosystem of vehicle retail stores and service platform, which is designed to provide a one-stop car-purchasing experience for consumers.

“Meanwhile the Company has made best use of big data technologies and we believe our collaboration with Hemei Auto will be able to grasp the huge market of “final one kilometer” delivery as demand for such services is booming due to the growing e-commerce space and the increasingly normalized anti-COVID 19 efforts in China. Our partnership with Hemei Auto also coincides with the integration of automation and intelligence grids, with the high-quality development of the overall new energy vehicle industry”, he added.

Mr. Kuo Chen, Founder of Hemei Auto, commented: “We are delighted to be able to work with Jiuzi New Energy as we share the belief that green, smart and efficiency are the trending characteristics for delivery services within urban cities. Italso matches China’s long-term goal of green and sustainable development.

“China in the past six years has put in use 470,000 new energy logistic vehicles and this number still has huge potential to grow. Major delivery and e-commerce players such as JD.com, Cainiao, SF Express, YTO Express and China Post are all joining the force to scale up the usage of new energy delivery vehicles. With infrastructure such as charging facilities becoming more available  and battery costs going down, new energy vehicles will be increasingly applied in delivery services. Driven by strong policy support, our collaboration with Jiuzi New Energy is expected to create huge growth opportunities.”, Mr. Chen said.

About Hemei Auto Holdings Co. Ltd.

Hemei Auto Holdings Co. Ltd. was established in 2018. It is primarily engaged in the research and development, manufacturing of new energy intelligent lightweight logistics vehicles, and commercial vehicles. Hemei Auto has invested RMB3.8 billion and has a design capacity of 200,000 vehicles per year. The team has a number of core technologies and patents. Hemei Auto in the new energy industry is dedicated to the logistics vehicle market segment, or terminal distribution of small logistics vehicles, which is in line with its new energy development strategy and the rapid development of logistics and express industry needs.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com
Phone: +1 571-464-9470 (from U.S.)
             +86 13811768559 (from China)